
November 1, 2018

Dean Petkanas
Chief Executive Officer
TYG Solutions Corp.
3805 Old Easton Road
Doylestown, PA 18902

   Re: TYG Solutions Corp.
    Registration Statement on Form S-1
    Filed October 5, 2018
    File No. 333-227736

Dear Mr. Petkanas:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed October 5, 2018

Coverpage

1. Please revise the third paragraph to identify the specific OTC market that quotes your common stock presently. In this regard, your disclosure should indicate, if true, that your stock is quoted on the OTC Pink Market. Also, revise the first paragraph to clarify what constitutes an "active trading market."

Prospectus Summary
Our Business, page 1

2.   We note your disclosure in the second paragraph that the business operations of TYYG shall "continue uninterrupted." Please revise your disclosure to clarify whether you will continue to develop iPhone and Android smartphone apps for companies.

3.   With reference to page F-2 and F-10, please revise to highlight that on October 2, 2018 your auditor issued a "going concern" opinion and explain the reasons cited as raising substantial doubt about your ability to continue as a going concern.

4.   We note your disclosure in the second paragraph of this section that as a result of the Share Exchange on July 25, 2018, Kannalife became a wholly-owned subsidiary of TYYG. However, we also note that in the Form 8-K filed July 25, 2018, you state that as a result of the Share Exchange, Kannalife became a 99.7% owned subsidiary of TYYG, and that for a period of 120 days after the initial closing, unless extended in the sole discretion of TYYG, TYYG may issue, on the same terms and conditions as those contained in the Share Exchange Agreement, additional shares of the common stock of TYYG to Kannalife Stockholders that did not participate in the Initial Closing. Please confirm whether Kannalife is now a wholly-owned subsidiary of TYYG, and if not, revise your disclosure to disclose the percentage of Kannalife shares owned by TYYG and the terms under which TYYG may issue additional shares.

5.   Please revise your disclosure in this section to include a brief description of your lead product candidates, the indications you plan to target with each product candidate and your plans for their development.

6.   We refer to the sixth paragraph which highlights your 6,630,507 patent license. We note that your disclosures on pages 34 and 56 indicate that the patent expires in April 2019 in all jurisdictions and that you do not intend to commence any clinical trials until the second half of 2019. Accordingly, please tell us why you believe that this license is one of the most significant aspects of your offering such that it should be highlighted in the Summary. Refer to the Instruction to Regulation S-K, Item 503(a). To the extent that you retain Summary disclosure concerning the license, please ensure that your presentation concerning the license is balanced. Also, please revise other sections of the prospectus to provide context to discussion of this license and to any claims that a particular product candidate is "patent protected."

7.   We note that you list your website as www.tygsolutionscorp.com. To the extent your website has changed due to the Share Exchange, please update your disclosure.

8.   Revise your Summary disclosure to explain briefly all scientific and industry terms so that people who are unfamiliar with your business can understand these terms. For instance, and without limitation, we note your use of the terms "phyto-medical", "new chemical entities" and "anti-pruritic."

9.   Revise the Summary to highlight briefly the risk factor disclosed on page 9 concerning controlled substance laws and regulations.

10.   With reference to your disclosure in the second bullet point in the fourth paragraph, please tell us why you highlight this research in the Summary. In this regard, we note that your disclosure on page 56, which identifies your key development programs, suggests that you do not have plans in the near term to conduct clinical trials on any topical solutions, ointments or creams.

Risk Factors
KLS-13023 will be subject to controlled substance laws..., page 9

11.   Please add risk factor discussion of federal law relating to cannabis, including the status of cannabis under federal law and any material risks or uncertainties that exist following the rescission of the August 29, 2013 memorandum by James Cole, Deputy Attorney General.

We plan to seek orphan drug status for KLS-13023..., page 12

12.   Your disclosure on page 37 indicates that in June 2016, you filed for Orphan Drug Designation with the Office of Orphan Products Development for the use of CBD to treat a sub-set of hepatic encephalopathy and received an initial abeyance letter in November 2016. Please address the abeyance letter in the risk factor or advise.

Selling Stockholders, page 28

13.   Given the nature and size of the transaction being registered, tell us your basis for determining that the transaction is appropriately characterized as a resale offering. In your response, please address the factors listed in Compliance and Disclosure Interpretation, Securities Act Rules, Question 612.09. With reference to the disclosure on page F-39, please identify for us the certain stockholders who surrendered their 2,030,000 shares to the company in connection with the closing of the stock purchase agreement.

14.   Please revise to disclose when you issued the convertible promissory notes to Cross & Company and the material terms of the promissory notes, including the principal balance, interest rate, maturity and conversion rate.

Business, page 32

15.   Please revise your Business discussion to provide overviews of your two drug candidates (KLS-13019 and KLS-13023). As a means to provide context to the more-detailed subsections of the Business discussion that follow, these overviews should identify and discuss briefly the intellectual property, target indications, pre-clinical research, and third-party relationships applicable to developing each drug candidate. Also, discuss the plans, timelines and costs associated with developing these drugs, including a discussion of your plans for completing pre-clinical development and conducting clinical trials for specific

indications.

16.   Please substantially revise your disclosure in this section to define any scientific terms and abbreviations at first use. Specifically, your disclosure on pages 41-45 contains several scientific terms that are undefined, numbers with no context and graphics that are not sufficiently described.

17.   Throughout this section you indicate that CBD and KLS-13019 are effective. For example:
   • On page 38 "Cannabidiol (CBD) is a non-psychoactive component of Cannabis sativa is effective in both treating CIPN and relieving opiate dependence."
   • On page 41 "Although cannabidiol is effective in models of HE,..."
   • On page 42 "CBD is effective in two animal models of HE..."
   • On page 44 "KLS-13019, which has improved vitro efficacy, safety, and oral bioavailability."
   Please remove all statements that indicate that unapproved drugs are effective, as efficacy is assessed throughout all stages of clinical trials and the determinations are within the sole authority of the FDA or comparable foreign regulatory entity. You may describe the data you have collected during preclinical trials and any observations that support continued development efforts.

18.   Your Business section does not contain discussion of the effect of existing or probable governmental regulation on your business. Accordingly, please revise to discuss the regulation of drug discovery and commercialization in the US and Australia. Also revise to discuss US and Australian regulation of cannabinoid products.

National Institutes of Health – Office of Technology Transfer ("NIH-OTT") – Patent 6,630,507, page 34

19.   Please disclose the material terms of the license agreement(s) for the '507 Patent with the NIH, including:
   • each party's rights and obligations;
   • duration of agreement and royalty term;
   • termination provisions; and
   • payment provisions, including up-front payments, aggregate milestone payments and royalty range.
   We note that some terms of the 2012 license are provided on page F-14, but to the extent not disclosed, please revise your disclosure to include this information. In addition, please file the license agreement(s) as an exhibit to the registration statement, or tell us why this is not required. See Item 601(b)(10) of Regulation S-K.

Current Pre-Clinical Discovery Efforts, page 35

20.   Please revise your disclosure throughout the prospectus to clarify what your development plans are, as there is inconsistency throughout the prospectus regarding whether you plan

to apply for regulatory approval of CBD and the indications for which you plan to develop KLS-13019 and KLS-13023. As one example, we note your disclosure on page 35 that there remains one animal toxicity study and one drug interaction study to complete before the company can file investigative new drug applications with the FDA, one for the clinical evaluation of CBD in HE and one for the clinical evaluation of KLS-13019 in HE. Based on your disclosure on page 56, however, it appears that you plan to develop KLS-13019 for CIPN and mild traumatic brain injury and KLS-13023 in OHE and mild traumatic brain injury.

Kannalife Studies on CBD, page 35

21.   Please expand your disclosure to describe the feasibility study that you are conducting with Catalent. In addition, we note that you received notice that the DEA had added drug code 7360 to Catalent's Schedule 1 registration and that a quota for a certain quantum of cannabidiol will be requested immediately. Please revise your disclosure to explain the impact this has on your business.

Kannalife CBD Target Drug Candidate - Orphan Drug Potential for HE, page 36

22.   We note your disclosure on page 37 that your "current target drug candidates, both KLS-CBD and KLS-13019 will be the first of its kind in the current standard of care." This statement implies an expectation of regulatory approval and is inappropriate given the early stage of development. Please remove or revise this statement.

Kannaway LLC - Product Development and Marketing Agreement, page 37

23.   We note your disclosure that the product development and marketing agreement with Kannaway LLC was cancelled and became part of the settlement with Medical Marijuana, Inc. Given your disclosure on page 4 concerning your reliance on these securities to fund your operations, please revise to provide additional information about the Medical Marijuana, Inc. settlement, including the reasons for the settlement and the material terms of the settlement agreement. Also, please file the settlement as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-K.

Kannalife Strategic Third Party Business Relationships, Licenses and Joint Ventures, page 37

24.   Please revise your discussion to clarify which relationships, licenses and joint ventures remain in-force and how they relate to your current operations and planned clinical trials. Also, consider whether these agreements and arrangements you describe are material contracts within the meaning of Regulation S-K, Item 601(b)(10). To the extent that any of the relationships are no longer in-force or significant to your business, please consider presenting these arrangements under a separately captioned heading. Also, revise to remove the disclaimer in the footnote at the bottom of page 37.

25.   Page F-14 under the heading "Royalty Agreements" indicates that the company executed

five exclusive pharmaceutical license agreements with affiliated persons on December 31, 2014. Please provide disclosure regarding the material terms of the license agreements and file each as an exhibit to the registration statement, or tell us why this is not required. See Item 601(b)(10) of Regulation S-K.

Primary Targets for Drug Discovery and Market Size, page 40

26. Where you elect to refer to internet addresses, please note your obligations, including the filing obligations, as described in footnote 41 and the related text of Release 33-7856 (April 28, 2000).

Primary Targets for Topical Medicaments and Market Size, page 48

27. Please substantially revise pages 48 to 53 to discuss the significance of the target indications you highlight with respect to your business operations. For example, please describe any research you have conducted indicating that your product candidate may be a potential treatment for the specified indications and why you believe there is a market for your product candidates in these indications.

Management's Discussion and Analysis of Financial Condition and Results of Operations Overview, page 55

28. We note your reference to ZYN002 on page 56. Please revise your disclosure to clarify whether you plan to partner with Zynerba Pharmaceuticals, Inc. for the delivery of your drug candidate. Alternatively, given that you plan to deliver your drug through an oral gel capsule, please explain the significance of that sentence.

Future Capital Requirements, page 61

29. Please reconcile your disclosures in this section with those your provide in the third paragraph on page 4. Also, revise your disclosure to quantify the funding that you will need to complete Phase 1 clinical trials for KLS-13019 for patients with chemotherapy induced peripheral neuropathy.

30. We note your disclosure on page 61 that existing cash and cash equivalents and securities held for sale on the balance sheet will be sufficient to fund operations and capital requirements through December 2019. We further note that the balance sheet presented on page F-35 indicates that Medical Marijuana, Inc. common stock represented over 80% of the total assets on a pro forma basis for the combined company as of June 30, 2018. Accordingly, please tell us, and revise as applicable, to indicate whether your ability to conduct business operations and conduct clinical trials will depend upon your ability to sell Medical Marijuana, Inc. common stock. Discuss, as applicable, any restrictions on your ability to dispose of this stock and any risks associated with having such a significant portion of your assets in this one penny stock.

JOBS Act, page 64

31.   We note your disclosure that you are an emerging growth company. Please update the cover page to indicate that you are an emerging growth company and update your disclosure to clarify when you will cease to be an emerging growth company.

Directors and Executive Officers, page 66

32.   Please discuss the specific experience, qualifications, attributes or skills of each director that led to the conclusion that the person should serve as a director. Refer to Item 401(e) of Regulation S-K.

33.   We note your disclosure that Mr. Kikis designed and helped formulate Kannactiv – a skincare product line for Kannalife Sciences. Please tell us whether you are engaged in additional lines of business outside of pharmaceutical drug development.

Executive Compensation, page 70

34.   Please disclose the material terms of each named executive officer's employment agreement, as required by Item 402(o)(1) of Regulation S-K.

Security Ownership of Certain Beneficial Owners..., page 71

35.   With respect to each beneficial owner that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or investment power with respect to the shares held in the name of that entity. Also, please revise to clarify whether the individuals named in the footnotes to this section are the natural persons who exercise voting dispositive powers with respect to the shares held in the name of the relevant legal entity.

Item 15. Recent Sales of Unregistered Securities, page II-2

36.   Please revise your disclosure in this section to provide the aggregate amount of consideration received for each transaction. In addition, we note that in your Form 8-K filed July 24, 2018, you announced the issuance of 75 shares of TYYG's Series A Preferred Stock and 75 shares of TYYG's Series B Preferred Stock. Please revise your disclosure to furnish the information required by Item 701 of Regulation S-K with respect to all securities you have sold within the past three years which were not registered under the Securities Act.

Exhibits

37.   Please revise your Exhibit 21.1 to identify the state or other jurisdiction of incorporation of each listed subsidiary and the names under which such subsidiaries do business. See Item 601(b)(21)(i) of Regulation S-K.

38.   Please file as exhibits the stock purchase and convertible promissory note agreements between the company and the selling stockholder.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Paul Cline at 202-551-3851 or Jim Rosenberg at 202-551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Joseph McCann at 202-551-6262 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Healthcare & Insurance

cc: Christopher L. Tinen, Esq.